Exhibit 20

NEWS

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IMMEDIATE RELEASE
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FORD F-SERIES CELEBRATES 25TH YEAR IN A ROW AS AMERICA'S BEST-SELLING TRUCK WITH
RECORD SALES OF 911,597

FORD MOTOR COMPANY'S DECEMBER 2001 U.S. SALES RISE 2.0 % COMPARED WITH YEAR AGO

DEARBORN, MI, January 3, 2002 - For the 25th year in a row, the Ford F-Series is the best-selling truck in America. U.S. customers purchased or leased 911,597 Ford F-Series trucks in 2001, establishing a new industry truck sales record. The F-Series also is the best-selling vehicle in America having more than doubled the sales of the best selling passenger car. F-Series has been the best -selling vehicle in America for 20 years in a row.

"This is an unprecedented milestone in the automotive industry - maybe any industry," said Jim O'Connor, President, Ford Division. "F-Series is the foundation of the Ford franchise. Celebrating its silver anniversary of truck sales leadership is a testament to our Built Ford Tough truck heritage."

Overall, U.S. customers purchased or leased 281,158 cars and trucks from Ford, Mercury, Lincoln, Jaguar, Volvo, and Land Rover dealers in December 2001, up 2.0 percent compared with a year ago. Car sales were down 19.7 percent, while truck sales were up 14.9 percent.

For the full year, the company's 2001 sales totaled 3,971,364, down 5.5 percent compared with 2000, which was the highest sales year in the company's 99-year history. Full year car sales declined 11.4 percent and truck sales declined 1.6 percent.


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December Sales Highlights
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Ford dealers reported December sales of 233,938, up 3.4 percent compared with a year ago. Car sales were down 22.1 percent, while truck sales were up 13.7 percent. The truck sales increase was led by F-Series' record December sales of 84,278 and higher sales of Ford's No Boundaries sport utility vehicles (Escape, Explorer, Expedition, and Excursion). December sales of Ford's industry-leading lineup of SUVs totaled 59,608, up 10.6 percent compared with a year ago. Lower Ford sales to fleet customers in December adversely affected the year-to-year car and truck sales comparisons.

Lincoln Mercury dealers reported December sales of 26,719, down 21 percent compared with a year ago. Car sales were down 31.8 percent, while truck sales increased 20.9 percent. Sales of the all-new Mercury Mountaineer almost doubled compared with last year's launch-affected results. Retail and fleet sales declined at Lincoln Mercury.

Jaguar and Land Rover dealers reported their highest sales for any month in history. Jaguar dealers delivered 5,546 cars in December, up 31.0 percent compared with a year ago. The all-new, all-wheel drive Jaguar X-TYPE sedan paced the record-setting results. Land Rover dealers delivered 4,034 sport utility vehicles in December, up 51.2 percent. In its first full month on sale, the all-new Land Rover Freelander accounted for almost 30% of Land Rover's total sales.

Volvo dealers reported December sales of 10,921, up 24.4 percent compared with a year ago. The increase reflected higher sales of the S60 sedan (which now offers an all-wheel drive model) and the V70 XC sport wagon.

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                                      -3-

Full Year 2001 Sales Highlights
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Ford dealers reported new car and truck sales of 3.3 million in 2001, making
Ford the best-selling brand of cars and trucks in America for the 15th year in a row. It was the eighth year in a row that Ford dealers delivered at least 3.2 million car and trucks to U.S. customers. Sales highlights for Ford products included:

o F-Series - Set all-time industry truck sales record of 911,597 breaking the previous record (876,716) set by F-Series last year.

o Ford's No Boundaries sport utility vehicles were the best-selling brand of SUVs in America for the fifth year in a row and set an industry sales record 792,860.

o Explorer - America's best-selling sport utility vehicle for the 11th year in a row with sales of 415,921.

o Escape - America's best-selling small sport utility vehicle in its first full year with sales of 164,184.

o The Ford Ranger compact pickup, the Ford Mustang small specialty car, and the Ford Econoline full-size van also were the best-selling products in their segments.

o The Ford Taurus and the Ford Focus were among the top selling passenger cars in America.

Two of the brands (Jaguar and Volvo) in the Premier Automotive Group set all-time sales records in 2001. Jaguar sales totaled 44,532 breaking the previous record (43,728) set in 2000. Volvo sales totaled 125,710 breaking the previous record (123,178) set last year. It was the third straight year of record U.S. sales for Jaguar and Volvo. Land Rover posted its second highest U.S. sales ever. Lincoln full year sales were 158,934, down 17.7 percent from a year ago. In the next 12 months, Lincoln will introduce four new products including three this summer.